Exhibit 2(b)

TESCO CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

TESCO CORPORATION

December 31, 2005

Management’s Report

Management is responsible for the preparation of the consolidated financial statements and the information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Corporation’s circumstances. The financial and operating information included in this annual report is consistent, in all material respects, with that contained in the consolidated financial statements.

The Corporation maintains systems of accounting and internal controls to provide reasonable assurance that its financial information is reliable, relevant and accurate, and that its assets are adequately safeguarded.

The Audit Committee, consisting of four non-executive directors, is responsible for reviewing the consolidated financial statements and other financial information contained in this annual report and overseeing management’s performance of its financial reporting responsibilities. The external auditors have unlimited access to the Audit Committee, are appointed by the Shareholders, and have independently examined the consolidated financial statements.

/s/ Julio M. Quintana Julio M. Quintana President and Chief Executive Officer Houston, Texas	/s/ Michael C. Kearney Michael C. Kearney Executive Vice President, Finance and Chief Financial Officer Houston, Texas

March 14, 2006

March 14, 2006

AUDITORS’ REPORT

To the Shareholders of TESCO Corporation

We have audited the consolidated balance sheets of TESCO Corporation as at December 31, 2005, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

TESCO CORPORATION

CONSOLIDATED BALANCE SHEETS

(Thousands of Canadian Dollars)

	NOTE	As at December 31,
		2005	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$41,268	$18,879	$52,075
Accounts receivable
—trade		65,597	37,917	42,388
—prepaid and other		15,131	3,023	(571)
Income taxes recoverable	17	1,872	4,074	1,641
Inventories	7	46,710	33,999	38,791
Future income taxes	17	6,163	6,071	6,779

Total Current Assets		176,741	103,963	141,103

Property, plant and equipment	8	127,937	127,043	145,030
Property held for sale		—	1,027	8,437
Investments		2,486	7,830	7,830
Goodwill	10	19,686	11,106	7,504
Future income taxes	17	11,122	15,636	12,284
Intangible and other assets	11	18,029	12,127	15,191

Total Assets		$356,001	$278,732	$337,379

LIABILITIES
CURRENT LIABILITIES
Current portion of long term debt and capital lease	12	$496	$3,095	$63,448
Bank borrowings		—	12,036	—
Accounts payable and accrued liabilities		61,346	29,543	34,013

Total Current Liabilities		61,842	44,674	97,461

Long term debt and capital lease	12	47,631	2,808	3,770
Future income taxes	17	5,521	12,271	14,630

Total Liabilities		$114,994	$59,753	$115,861

Contingencies	13
SHAREHOLDERS’ EQUITY
Share capital	14	165,516	157,237	155,237
Contributed surplus		8,304	4,741	1,711
Retained earnings		67,187	57,001	64,570

Total Shareholders’ Equity		241,007	218,979	221,518

Total Liabilities & Shareholders’ Equity		$356,001	$278,732	$337,379

Signed on behalf of the Board of Directors

/s/ Julio M. Quintana
Director

/s/ RM Tessari
Director

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Thousands of Canadian Dollars)

	NOTE	For the Years Ended December 31,
		2005	2004	2003
REVENUE		$244,613	$179,061	$185,663
EXPENSES
Cost of Sales and Services		184,282	144,585	152,683
Research and Engineering		5,701	4,389	10,137
Sales and Marketing		10,666	8,444	7,320
General and Administrative		25,965	15,168	15,451

		226,614	172,586	185,591

Operating income		17,999	6,475	72
Other expense	15	4,790	6,227	7,219

Income (loss) from operations before restructuring and other exceptional items		13,209	248	(7,147)

(Gain) loss on restructuring and other exceptional items	16	(4,865)	4,851	28,080

Income (loss) before income taxes		18,074	(4,603)	(35,227)

Income taxes
Current		10,216	5,424	2,193
Future		(2,328)	(2,458)	(13,042)

		7,888	2,966	(10,849)

Net income (loss)		10,186	(7,569)	(24,378)
Retained earnings, beginning of year		57,001	64,570	88,948

Retained earnings, end of year		$67,187	$57,001	$64,570

Earnings per share:
Basic		$0.29	$(0.22)	$(0.71)
Diluted		$0.29	$(0.22)	$(0.71)

Weighted average number of shares:
Basic		35,173,264	34,778,463	34,542,532
Diluted		35,628,543	34,778,463	34,542,532

TESCO CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

	NOTE	For the Years Ended December 31,
		2005	2004	2003
OPERATING ACTIVITIES
Net income for the year		$10,186	$(7,569)	$(24,378)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock compensation expense	5	4,383	3,030	1,711
Future income taxes		(2,328)	(2,458)	(13,042)
Impairment losses and other non cash exceptional items		—	3,340	5,430
Depreciation and amortization	4	20,852	18,905	16,862
Amortization of financial items		46	73	99
Equity in earnings of affiliate		—	—	(364)
Amortization of deferred maintenance costs		—	—	2,105
(Gain) on disposal of fixed assets		—	(842)	—
(Gain) on sale of machining facilities		(684)	—	—
(Gain) on sale of rigs		(9,821)	—	—
(Gain) on sale of investment		(2,160)	—	—
Change in fair market value of Turnkey share purchase warrants	15	(1,306)	—	—
Foreign exchange (gains) losses		(48)	(170)	(4,522)
(Increase) decrease in accounts receivable		(23,593)	877	16,991
(Increase) decrease in income taxes recoverable		2,202	(2,433)	3,237
(Increase) decrease in inventories		(14,081)	5,267	4,124
Increase (decrease) in accounts payable and accrued liabilities		32,211	(4,945)	4,459
Payment related to future taxes		—	(2,545)	—

Net cash provided by operating activities		15,859	10,530	12,712

INVESTING ACTIVITIES
Additions to property, plant and equipment		(16,898)	(10,107)	(24,024)
Proceeds on disposal of fixed assets		11,783	5,755	5,211
Proceeds on sale of machining facilities		2,789	9,530	—
Proceeds on sale of rigs (net of transaction costs)		39,923	—	—
Proceeds on sale of investment		9,990	—	—
Acquisitions		(67,382)	(3,602)	(3,334)
(Increase) decrease in other assets		859	1,125	(2,536)
Change in working capital items:
(Increase) decrease in accounts receivable on sale of rigs	6	(7,000)	—	—
Additions to property, plant and equipment		—	341	—
Increase (decrease) in accounts payable-purchase of Bo Gray assets		(3,468)	134	3,334

Net cash (used) provided by investing activities		(29,404)	3,176	(21,349)

TESCO CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

	NOTE	For the Years Ended December 31,
		2005	2004	2003
FINANCING ACTIVITIES
Borrowings of debt		63,828	12,639	7,947
Repayments of debt		(34,565)	(59,667)	(430)
Proceeds from exercise of stock options		7,459	2,000	3,411

Net cash (used) provided by financing activities		36,722	(45,028)	10,928

Effect of foreign exchange losses on cash balances		(788)	(1,874)	(8,903)

Net Increase (decrease) in Cash and Cash Equivalents		22,389	(33,196)	(6,612)
Net Cash and Cash Equivalents, beginning of year		18,879	52,075	58,687

Net Cash and Cash Equivalents, end of year		$41,268	$18,879	$52,075

Cash is comprised of:
Bank balances		$41,268	$11,069	$21,244
Money market instruments		—	7,810	30,831

		$41,268	$18,879	$52,075

Supplemental Disclosures
Cash paid for interest		$1,055	$4,956	$5,267
Cash paid for income taxes		$10,528	$9,229	$5,233

Cash receipts for interest		$1,342	$750	$676
Cash receipts for income taxes		$3,671	$301	$6,439

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

TESCO Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in most oil producing regions around the world.

1.    ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant accounting policies applied by the Corporation are:

(a)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements in order for them to conform with the 2005 presentation.

(b)	Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies are translated to Canadian dollars on the following basis:

•	monetary assets and liabilities, at the exchange rate prevailing at period end;

•	non-monetary assets and liabilities at historic rates of exchange;

•	revenue and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.

Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in financial expense in the statement of earnings.

(c)	Revenue

Revenue from the sale of products is recognized when the product is delivered to the customer with no right of return. Revenue from services is recognized as the services are rendered based upon agreed daily, hourly or job rates.

The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d)	Cash and cash equivalents

Cash and cash equivalents include investments in highly liquid money market instruments which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis.

(f)	Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

Property, plant and equipment are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less expected costs to sell.

(g)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

Asset Category	Description	Method	Rate
Land, buildings and	Land	None	—
leaseholds	Buildings	Straight line	20 years
	Wellsite training center	Straight line	10 years
	Leasehold improvements	Straight line	Lease term

Drilling equipment	Top Drives	Usage	1,650 days
	Casing Services equipment	Straight line	5 - 10 years
	Support equipment	Declining balance	40%

Manufacturing equipment		Declining balance	20%

Office and other	Computer hardware and software	Straight line	2 - 5 years
	Furniture and equipment	Declining balance	20% - 30%
	Vehicles	Straight line	3 - 5 years

Technology and development costs		Straight line	12 years
Intangible assets		Straight line	4 - 14 years

The estimated residual value of all capital assets is immaterial.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(h)	Investments

Investments are accounted for at cost, except where the Corporation had significant influence over the strategic business decisions of the investee, in which case the investment was accounted for using the equity method. Provision was made for any decline in the carrying value of an investment that was considered to be other than temporary. The Corporation’s investment in share purchase warrants of Turnkey E&P Inc. (note 9) is accounted for at estimated fair value, with changes in estimated fair value recorded in income.

(i)	Goodwill and Other Intangibles

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible net assets of the acquired businesses at the time of their acquisition, is carried at the lower of cost and fair value. Management assesses the fair value of goodwill annually, as of October 1. Any resulting impairment loss is charged to income and disclosed separately in the statement of income. Identified intangible assets with determinable lives consist primarily of customer relationships acquired in the acquisition of Tong and patents in the acquisition of Cheyenne. The Tong assets are being amortized on a straight-line basis over the estimated useful life of 4 years. Assets acquired from Cheyenne are also being amortized on a straight-line basis over an estimated useful life of 10 - 14 years.

(j)	Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate. No development costs were capitalized during any of the periods presented.

(k)	Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(l)	Stock-based compensation

Commencing in 2003, the Corporation recognizes as compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 14. The expense is equal to the estimated fair value of the option, as valued by the Black-Scholes model, at its grant date and is amortized over the vesting period of the option. The compensation expense recognized in income is adjusted for options that are forfeited prior to vesting at the time of forfeiture. Compensation expense is initially credited to contributed surplus and transferred to share capital when the option is exercised. Consideration received on the exercise of stock options is credited to share capital.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(m)	Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of “in the money” options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive.

2.    ACQUISITIONS

Effective November 1, 2005, the Corporation acquired all of the assets and ongoing business of Tong Specialty, LLC (“Tong”) for $38.1 million and Cheyenne Services, LTD (“Cheyenne”) for $27.5 million. Tong and Cheyenne are tubular running and inspection companies operating in Louisiana, Texas and the Gulf of Mexico. The assets and operations of Tong and Cheyenne are included in the Casing Services Segment of the Corporation. These financial statements include the results of operations for Tong and Cheyenne from November 1, 2005. Effective June 7, 2005, the Corporation acquired certain casing running assets and ongoing business from Latco International for $3.4 million. All of these assets are associated with the Casing Services segment.

The assets acquired and consideration given up were as follows:

Assets acquired:	Tong	Cheyenne	Latco
Current assets:
Cash	$1,230	$400	$—
Accounts receivable	5,529	3,666	—
Current liabilities	(1,519)	(1,541)	—
Property, plant and equipment	22,589	21,194	3,096
Goodwill	7,703	533	344
Intangibles	3,579	2,944	—
Capital Leases	(1,023)	—	—
Other Assets	—	288	—

Consideration: Cash Paid	$38,088	$27,484	$3,440

Final cash consideration paid for the above acquisitions are subject to post-closing working capital adjustments. Subsequent to year end, settlement of these post-closing adjustments were finalized, resulting in a cash receipt of US$0.3 million from Cheyenne and a cash payment of US$0.3 million to Latco. Transaction costs related to the acquisition of Tong and Cheyenne totaled US$1.5 million and US$0.3 million for Latco. These transaction costs are included in goodwill.

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A & M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. In addition to the cash consideration paid at the time of acquisition, the sellers were entitled to receive a maximum of a further US$5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005 (of which US$2.9 is due in respect of

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

the year ended October 31, 2004 and was paid in January, 2005 and US$2.6 was paid in 2004 in respect of the year ended October 31, 2003).

All of the goodwill acquired as a result of these acquisitions is depreciable for income tax purposes.

3.    FINANCIAL INSTRUMENTS

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable, accrued liabilities and capital leases approximate their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Other Assets (Note 11), by reference to their terms; including rates of interest earned, and determined that their fair value is not materially different than their carrying value. The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation. The fair value of the Corporation’s long term debt at December 31, 2005 is assumed to be approximately equal to the carrying value since the interest rate floats based on prime or LIBOR (2004 - $5.9 million; 2003 - $70.9 million).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Expense (Note 15). The Corporation was not a party to any derivative financial instruments at December 31, 2005, 2004 or 2003, other than the investment in share purchase warrants of Turnkey E&P Inc. described in Note 9.

4.    DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense is included in the consolidated statement of income as follows:

	2005	2004	2003
Cost of sales and service	$18,895	$16,982	$15,018
General and administrative expense	1,770	1,923	1,844
Other expense	187	—	—

	$20,852	$18,905	$16,862

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

5.    STOCK COMPENSATION EXPENSE

Stock compensation expense is included in the consolidated statement of income as follows:

	Year Ended December 31,
	2005	2004	2003
Cost of Sales and Services	$1,003	$742	$422
Research and Engineering	710	507	244
Sales and Marketing	427	410	163
General & Administrative	2,243	1,371	882

Total	$4,383	$3,030	$1,711

6.    ACCOUNTS RECEIVABLE—PREPAID AND OTHER

Accounts receivable—prepaid and other includes $7.0 million temporarily held in escrow at year end. This balance was removed from escrow and added to cash during January 2006.

7.    INVENTORIES

Inventories are comprised of:

	2005	2004	2003
Raw materials	$20,950	$18,155	$14,781
Work in progress	8,889	4,659	9,460
Finished Goods	16,871	11,185	14,550

	$46,710	$33,999	$38,791

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

8.    PROPERTY, PLANT AND EQUIPMENT

At December 31, 2005	Cost	Accumulated Depreciation	Net Book Value
Land, buildings and leaseholds	$15,047	$4,403	$10,644
Wellsite training center	—	—	—
Drilling equipment	156,871	55,773	101,098
Manufacturing equipment	3,931	2,851	1,080
Office and other	32,883	17,768	15,115

	$208,732	$80,795	$127,937

At December 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Land, buildings and leaseholds	$15,205	$4,041	$11,164
Wellsite training center	7,228	1,819	5,409
Drilling equipment	151,936	51,781	100,155
Manufacturing equipment	7,569	4,262	3,307
Office and other	21,417	14,409	7,008

	$203,355	$76,312	$127,043

At December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Land, buildings and leaseholds	$12,419	$3,890	$8,529
Wellsite training center	7,208	881	6,327
Drilling equipment	154,745	43,118	111,627
Manufacturing equipment	10,871	3,485	7,386
Office and other	19,475	8,314	11,161

	$204,718	$59,688	$145,030

Property, plant and equipment acquired under capital leases includes $5.4 million of cost and $0.1 million of associated accumulated depreciation in 2005 (2004 - $2.1 million and 2003 - $5.1 million for cost; 2004 - $0.6 million and 2003 - $0.4 million in accumulated depreciation). Drilling equipment includes related manufacturing costs and overhead. The net book value of used drilling equipment sold included in cost of sales for 2005 is $6.3 million (2004 - $4.7 million and 2003 - $2.8 million).

9.    INVESTMENTS

Investments are comprised of:

	2005	2004	2003
Investment in Turnkey E & P Inc. (Turnkey)	$2,486	$—	$—
Investment in Drillers Technology Corp. (DTC)	—	7,830	7,830

	$2,486	$7,830	$7,830

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(a) As consideration for the sale of four drilling rigs to Turnkey E&P Inc. (Turnkey), the Corporation received warrants to purchase one million shares of Turnkey common stock (Note 16-3). This investment is recognized at an estimated fair value of $2.49 per share at December 31, 2005 using the Black—Scholes option pricing model.

(b) Effective November 30, 2005 the Corporation sold 5.4 million common shares of Drillers Technology Corp. (“DTC”) to Saxon Energy Services Inc. The Corporation received proceeds of $10.0 million for a gain of $2.2 million.

This investment was accounted for using the equity method until May 2003 when, as a result of a refinancing of DTC, the Corporation ceased to exercise significant influence over the strategic management and operating decisions of DTC. Included in the carrying value of the Corporation’s investment in DTC’s earnings was $1.6 million in 2004 and 2003. At December 31, 2003, the Corporation recorded an impairment provision against the carrying amount of this investment, which is included as part of restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 16-11). No additional write down was taken in 2004 as the market value deficiency at December 31, 2004 reversed subsequent to year end.

10.    GOODWILL

Goodwill	2005	2004	2003
Bo Gray	$11,106	$11,106	$7,504
Latco	344	—	—
Tong	7,703	—	—
Cheyenne	533	—	—

	$19,686	$11,106	$7,504

11.    INTANGIBLE AND OTHER ASSETS

	2005	2004	2003
Intangible assets	$6,523	$—	$—
Less: accumulated amortization	187	—	—

	6,336	—	—

Technology and development costs	$13,165	$13,165	$13,165
Less: accumulated amortization	6,852	5,907	4,810

	6,313	7,258	8,355

Deposits, notes and other non-current receivables	5,380	4,869	6,836

	$18,029	$12,127	$15,191

Identified intangible assets with determinable lives consist primarily of customer relationships acquired in the acquisition of Tong and patents in the acquisition of Cheyenne. The Tong assets are being amortized on a straight-line basis over the estimated useful life of 4 years with a balance at December 31, 2005 of $3.4 million (net of accumulated amortization of $0.15 million for two months). Assets acquired from Cheyenne are also

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

being amortized on a straight-line basis but over an estimated useful life of 10 - 14 years. The balance on these assets at December 31, 2005 was $2.9 million (net of accumulated amortization of $0.04 for two months).

12.    LONG TERM DEBT AND CAPITAL LEASE

(a) Components of long term debt are:

	2005	2004	2003
US $46,500 unsecured Senior Notes, due October 15, 2004, 7.59% payable semi-annually	$—	$—	$60,097
Less—deferred financing costs	—	—	(73)

	—	—	60,024

US $3,760 secured lease obligation, net book value at December 31, 2004 of $3,730, 4.59% interest.	—	3,512	4,492
US $2,125 secured mortgage, net book value at December 31, 2004 of $5,698, 4.25% interest.	—	2,391	2,702
US $6,748 secured revolver, maturity date of October 31, 2008, 6.1875% interest at December 31, 2005	7,877	—	—
US $3,600 outstanding on a $20,000 secured term loan, maturity date of October 31, 2010, 6.1875% interest at December 31, 2005	4,227	—	—
US $30,000 secured term loan, maturity date of October 31, 2010, 6.125% interest at December 31, 2005	35,020	—	—
Capital lease for vehicles obtained through acquisition of Tong	1,003	—	—

Total debt	48,127	5,903	67,218

Less—current portion	496	3,095	63,448

	$47,631	$2,808	$3,770

(b) During 2005, the Corporation has credit facilities with JPMorgan Chase that provides for $39.2 million in combined term loans and US$50.0 million in combined revolver and swingline loans (with a maximum of US$10.0 million on the swingline portion). Interest on amounts outstanding under the facilities is at prime rate or LIBOR rate at the Corporation’s election plus a spread percentage. These loans are collateralized by trade receivables, inventory and property, plant and equipment of the Corporation’s U.S. and Canadian operations.

(c) From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 13c). At December 31, 2005 the Corporation had letters of credit outstanding on its JPMorgan Chase credit facility of US$2.6 million.

(d) In January 2006, the outstanding US$3.6 million of the US$20.0 million term loan was paid in full.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(e) Repayments

The scheduled repayments of the Corporation’s debt are as follows:

Year ended December 31:
2006	$496
2007	19,122
2008	14,766
2009	13,743
Later Years	—

$48,127

13.    CONTINGENCIES

a) The Corporation is party to a lawsuit filed by Varco I/P, Inc. alleging patent infringement relating to TESCO’s proprietary casing running system. A countersuit has been filed by TESCO and the outcome and amount of any future financial impact is not determinable.

b) The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996 - 2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996 - 2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005 through 2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. Subsequent to year end, the Corporation has been informed by the Mexican tax authorities that an additional assessment for 2000 may be forthcoming. Since the outcome and amount of any future financial impact of any such assessment is not determinable, the Corporation has not taken any charge for this issue in 2005. The Corporation will assess its response to any additional assessment when and if it is received.

In October 2005, the Mexican Supreme Court denied TESCO’s appeal of the 1996 Mexican tax reassessment. As a result of this and previous court decisions, a revised reassessment must be calculated by the Mexican Tax Court and is subject to appeal by TESCO. The Mexican Tax Court has not issued such reassessment at the time of this filing. There is some uncertainty as to the final amount of the 1996 reassessment. The Corporation estimates that the total exposure for 1996 is $2.4 million and has recorded a charge of $1.6 million to other expense relating to the interest and penalties and $0.8 million to income tax expense. The Corporation has previously paid approximately $4.0 million for 1996, which is included as a long term receivable in Intangible and Other Assets. The Corporation will request a refund of any difference between the amount paid and the final reassessment for 1996.

The Corporation’s total potential exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $13.5 million prior to the favorable court decision related to 1997 through 1999. The reassessment in respect of 2000 is still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of 2000 is

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

approximately $1.1 million. TESCO continues to believe that the basis for the reassessment is incorrect. Should the Corporation be unsuccessful in overturning the remaining reassessment, such amount will be recorded as a charge against income, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican tax authorities recommence audit proceedings and issue new reassessments for 1998 through 1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for 1998-2000, the maximum exposure would be $8.5 million.

c) The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2005 the total exposure to the Corporation under outstanding letters of credit and similar instruments is $11.7 million, including $3.1 million issued under the bank credit facilities (Note 12c).

d) The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

14.    SHARE CAPITAL

(a) Authorized

•	Unlimited common shares without par value

•	Unlimited first preferred shares issuable in series - none issued

•	Unlimited second preferred shares issuable in series - none issued

(b) Issued common shares

	Number of shares	Amount
Balance— December 31, 2002	34,342,796	$151,826
Issued on exercise of options	363,334	3,411

Balance—December 31, 2003	34,706,130	155,237
Issued on exercise of options	251,550	2,000

Balance—December 31, 2004	34,957,680	157,237
Issued on exercise of options	562,059	8,279

Balance—December 31, 2005	35,519,739	$165,516

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(c)	Stock options

The Corporation has a stock option plan for officers, directors and employees. Options are valued at the market price of the shares on the grant date, vest equally over three years, and expire no later than seven years from the date of grant. Options outstanding and changes during the years ended December 31, 2005, 2004 and 2003 are:

	2005		2004		2003
	# of options	Weighted- average exercise price	# of options	Weighted- average exercise price	# of options	Weighted- average exercise price
Outstanding—beginning of period	2,536,000	$14.01	2,097,700	$14.88	2,038,202	$14.30
Granted	915,000	$12.81	930,000	$10.53	675,000	$14.40
Exercised	(562,059)	$13.28	(251,550)	$7.95	(363,334)	$9.39
Expired	(406,900)	$14.39	(240,150)	$15.03	(252,168)	$16.77

Outstanding—end of period	2,482,041	$13.67	2,536,000	$14.01	2,097,700	$14.88

Exercisable—end of period	1,046,522	$15.68	1,540,800	$9.43	1,053,800	$13.71

At December 31, 2005, the Corporation had 1,068,607 options available for future issue. Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,028,088 (2004—2,536,000, 2003—2,097,700).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2005 are as follows:

	Options outstanding	Weighted- average years to expiry	Weighted- average exercise price	Vested options	Weighted- average exercise price
$ 9.89-14.00	1,414,308	5.8	$11.05	277,905	$10.73
$14.00-18.00	689,733	2.3	$15.85	473,166	$16.31
$18.00-22.00	378,000	2.4	$19.39	295,000	$19.35

The Corporation does not anticipate paying any dividends during the expected six year life of these options (2004: 6 years, 2003: 4 years). The weighted average fair value of options granted during 2005 was $7.09 (2004: $6.33 and 2003: $6.98). The risk free interest rate varied between 3.46% and 4.17% during 2005 (4.04% to 4.51% in 2004, 3.82% to 4.47% in 2003). The volatility percentage ranged from 54% and 57% in 2005 (58% to 62% in 2004, 56% to 58% in 2003).

The Corporation has not recognized any compensation expense in respect of options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to reduce the earnings for 2005 by $0.1 million (increased the loss in 2004 by $0.6 million and in 2003 by $1.2 million), and no effect in the per diluted share for 2005 (changes in 2004: $0.13 per diluted share and 2003: $0.75 per diluted share).

15.    OTHER EXPENSE

Items comprising other expense are:

	Years ended December 31,
	2005	2004	2003
Interest income	$(733)	$(750)	$(630)
Interest expense	2,418	4,170	5,259
Change in fair market value of Turnkey share purchase warrants (note 9)	(1,306)	—	—
Foreign exchange loss	2,819	2,316	3,048
Other items	1,592	491	(458)

Total	$4,790	$6,227	$7,219

Interest expense in 2005 includes $1.2 million (2004 - $4.1 million, 2003 - $5.1 million) in respect of debt initially incurred for a period exceeding one year.

16.    RESTRUCTURING AND OTHER EXCEPTIONAL ITEMS

		Years Ended December 31,
(Income) / Expense		2005	2004	2003
Load Path Replacement Program	(1)	$7,800	$—	$—
Gain on sale of investment	(2)	(2,160)	—	—
Gain on sale of rigs	(3)	(9,821)	—	—
Workforce reduction	(4)	—	1,950	3,217
Rationalization of manufacturing facilities	(5)	(684)	797	2,614
Write down of inventories	(6)	—	—	9,422
Impairment of drilling equipment	(7)	—	2,104	—
Bankruptcy of major customer	(8)	—	—	2,978
Retrofit electric top drive	(9)	—	—	4,886
Write off deferred maintenance costs	(10)	—	—	2,105
Impairment of investment	(11)	—	—	2,858

Total		$(4,865)	$4,851	$28,080

(1)

Load Path Replacement Program. In December 2005, TESCO released a Product Bulletin to our installed customer base advising them of TESCO’s plan to change out the load path parts (steel components that carry the axial and torsional loads) of certain equipment. This decision was a result of investigations completed in 2005 on some failed components. The investigations identified that, although TESCO followed API recommended practices in the manufacturing of these parts, under certain conditions, the parts could fail. Specifically, the material toughness of the steel did not, in all cases, meet TESCO’s engineering standards. Engineering, manufacturing and inspection standards have been enhanced to maximize product reliability and safety going forward. The product bulletin calls for TESCO to cover the costs of the upgraded components and, in certain cases, part or all of the installation costs of such components, depending on age. Management has accrued its best estimate of costs relating to the load path replacement program, less

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

amounts which are contractually recoverable from the manufacturer of the steel forgings used to make certain load path components.
(2)	Gain on sale of investment. Effective November 30, 2005 the Corporation sold its 5.4 million common shares of Drillers Technology Corp. (“DTC”) to Saxon Energy Services Inc. The Corporation received proceeds of $10.0 million and recorded a gain of $2.2 million.
(3)	Gain on sale of rigs. On December 13, 2005, four drilling rigs were sold for proceeds of US$35.0 million (CAD$39.9 million) plus warrants, generating a gain of CAD$9.8 million. These rigs were sold to Turnkey E & P Inc. (Turnkey), a public company listed on The Toronto Stock Exchange. At closing, TESCO received US$35.0 million in cash in addition to warrants exercisable over a course of two years to purchase one million shares of Turnkey stock at a price of CAD $6.00. The Corporation estimated the fair value of these warrants to be US$1.0 million on December 13, 2005 using the Black - Scholes option pricing model. The Corporation incurred transaction costs of CAD$1.0 million in relation to this disposal.
(4)	Workforce reduction. Approximately 10% of the Corporation’s workforce was laid off in June 2003; further lay offs occurred in November 2003 and December 2004. In addition, the Corporation committed to closing certain non-strategic administrative offices.
(5)	Rationalization of manufacturing facilities. The Corporation’s decision in 2003 to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. Also during 2003, the Corporation listed for sale land that it had purchased to construct this facility. Management evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation wrote down the value of the land by $2.6 million to its estimated net realizable value of $8.4 million. This expense was included in the consolidated income statement as part of restructuring charges and other exceptional items for the year ended December 31, 2003.

During the year ended December 31, 2004, the land was sold for net cash proceeds of $9.5 million and certain machining assets were identified as surplus and classified as property held for sale. Management wrote down these assets by $1.2 million to their estimated net realizable value based on an independent appraisal in 2004. In 2004, management committed to a plan to consolidate manufacturing activities into a single building and certain machine tools acquired with the facility were to be sold. Management had written down the book value of these machines to a net realizable value of $1.0 million during 2004. In 2005 the Corporation completed the disposal of the remaining equipment, resulting in a gain of $0.6 million.

In connection with the sale of this land, the Corporation has retained an obligation for certain servicing costs, including road construction, for which full provision has been made in these financial statements.

(6)	Write down of inventories. Based on its review of inventory and in light of existing business conditions in 2003, the Corporation identified obsolete components as well as items where its inventory levels were higher than required to support existing products and current manufacturing activity. This inventory was revalued to its estimate of net realizable value.
(7)	Impairment of drilling equipment. In 2004, the Corporation identified certain assets included in its fleet of drilling equipment that management assessed as being unable to recover their capitalized cost over their economic life.
(8)	Bankruptcy of major customer. The Corporation was owed $3.9 million from the sale of drilling equipment to a US customer who filed for bankruptcy.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(9)	Retrofit electric top drive. The Corporation identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has incurred costs to install the retrofit required to correct this problem which are in excess of any warranty provision. There are no foreseen incremental costs beyond 2005 associated with this event other than those accrued in 2003.
(10)	Write off deferred maintenance costs. The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2003.
(11)	Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, an impairment in the value of this investment was recorded at December 31, 2003.

17.    INCOME TAXES

Tesco Corporation is an Alberta, Canada company with subsidiaries in other foreign jurisdictions. Income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted or in which TESCO and/or its subsidiaries are considered resident for income tax purposes. Our U.S. subsidiaries are subject to a U.S. corporate tax rate of 35%.

Income tax expense (recovery) varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 33.6% (2004 - 33.3%; 2003 - 36.8%) due to the following factors:

	2005	2004	2003
Income (loss) from continuing operations before income taxes	$18,074	$(4,603)	$(35,227)

Expected income tax expense (recovery)	6,076	(1,535)	(12,964)
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	116	167	290
Non-deductible expenses (including stock compensation expense)	1,157	1,285	979
Non-taxable portion of capital gains and losses	(1,166)	(222)	(1,322)
Effect of changes in expected tax rates in computing future taxes	—	366	682
Tax rates applied to earnings not attributed to Alberta	338	2,325	1,486
Impairment of future tax assets	—	320	—
Provision for 1996 Mexico tax	825	—	—
Other	542	260	—

	$7,888	$2,966	$(10,849)

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

The corporation has provided for future taxes on differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes.

The components of the net future taxes were as follows:

Future Income Taxes:	2005	2004	2003
Future Income Tax Asset—Current
Book expenses not deductible for tax	$6,163	$6,071	$6,779

Total Future Income Tax Asset—Current	$6,163	$6,071	$6,779

Future Income Tax Asset—Non-current
Non-capital losses	$4,535	$13,161	$12,284
Foreign tax credits	6,587	2,475	—

Total Future Income Tax Asset—Non-current	$11,122	$15,636	$12,284

Future Income Tax Liability—Non-current
Book basis in excess of tax basis of fixed assets	$(5,521)	$(12,271)	$(14,630)

Total Future Income Tax Liability—Non-current	$(5,521)	$(12,271)	$(14,630)

Net Future Tax Asset (Liability)	$11,764	$9,436	$4,433

During 2005, we utilized $15.3 million of our non-capital loss carryforwards. At December 31, 2005, we had $30.2 million of loss carryforwards remaining. These losses can be carried forward ten years and applied to reduce future taxable income. The losses carried forward at December 31, 2005 expire as follows:

Expiry year:	Amount of loss:
2009	$7,608
2010	$19,196
2014	$3,422

Based on current market conditions and forecasts of future Canadian income, we expect to fully utilize these loss carryforwards. Therefore, there is no valuation allowance offsetting the future tax asset for these losses.

During 2005, we generated $2.0 million foreign tax credits arising from taxes paid on foreign branch operations that are creditable against the Corporation’s Canadian taxes. At December 31, 2005, we had $6.6 million tax credits remaining. These credits can be carried forward seven years and expire as follows:

Expiry year:	Amount of foreign tax credit:
2009	$16
2010	$4,583
2011	$1,988

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

Based on current market conditions and forecasts of future Canadian income, we expect to fully utilize these tax credits. Therefore, there is no valuation allowance offsetting the future tax asset for these losses.

No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

18.    COMMITMENTS

The Corporation has future non-cancelable operating lease commitments as of December 31, 2005 as follows:

Year ending December 31,	Manufacturing and operating facilities	Equipment
2006	$613	$121
2007	524	85
2008	279	39
2009	114	18
2010	93	8
Thereafter	$55	$8

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

19.    SEGMENT INFORMATION

Commencing January 1, 2005 the Corporation has realigned the structure by which it delivers its services and products to its customers and has organized its businesses into two segments, Top Drive and Casing Services. Prior years have been revised to conform with this realignment. The Top Drive business comprises top drive sales, rentals and aftermarket sales and service. The Casing Services business includes CASING DRILLING® and Tubular Services, as well as downhole tool rental and accessory sales. These segments report their results of operations to the level of operating income. Certain functions, including research and engineering activities, certain sales and marketing activities and corporate general and administrative expenses, are provided centrally from the corporate office; the costs of these functions, together with other (income) expense and income taxes, are not allocated to these segments. Assets are allocated to the Top Drive or Casing Services segments to which they specifically relate; operations and manufacturing facilities are included in corporate assets, with depreciation on these assets allocated to the operating segments on the basis of revenue earned in the period. Significant financial information relating to these segments is as follows:

	Year ended December 31, 2005
	Top Drive	Casing Services	Corporate and Other	Total
Revenue	$152,074	$92,539	$—	$244,613

Depreciation and Amortization	8,138	10,757	1,957	20,852

Operating income	38,378	15,576	(35,955)	17,999

Other income/(expense)			(4,790)	(4,790)
Restructuring and other exceptional items			4,865	4,865

Income before taxes				$18,074

	Year ended December 31, 2004
	Top Drive	Casing Services	Corporate and Other	Total
Revenue	$119,115	$59,946	$—	$179,061

Depreciation and Amortization	9,925	7,057	1,923	18,905

Operating income	18,965	8,496	(20,986)	6,475

Other income/(expense)			(6,227)	(6,227)
Restructuring and other exceptional items			(4,851)	(4,851)

Income before taxes				$(4,603)

	Year ended December 31, 2003
	Top Drive	Casing Services	Corporate and Other	Total
Revenue	$133,600	$52,063	$—	$185,663

Depreciation and Amortization	9,648	5,311	1,903	16,862

Operating income	24,400	400	(24,728)	72

Other income/(expense)			(7,219)	(7,219)
Restructuring and other exceptional items			(28,080)	(28,080)

Income before taxes				$(35,227)

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

	Year ended December 31, 2005
	Revenue	Property, plant, equipment and goodwill
Canada	$41,428	$23,573
United States	146,519	87,066
Mexico	6,747	1,791
South America	16,187	12,471
South East Asia	21,938	13,816
Europe, Africa and Middle East	11,794	8,906

	$244,613	$147,623

	Year ended December 31, 2004
	Revenue	Property, plant, equipment and goodwill
Canada	$21,423	$32,955
United States	92,224	65,942
Mexico	9,095	4,264
South America	14,137	14,686
South East Asia	25,570	12,108
Europe, Africa and Middle East	16,612	9,221

	$179,061	$139,176

	Year ended December 31, 2003
	Revenue	Property, plant, equipment and goodwill
Canada	$31,396	$35,011
United States	83,230	73,980
Mexico	29,250	4,917
South America	9,007	16,102
South East Asia	19,242	11,578
Europe, Africa and Middle East	13,538	10,946

	$185,663	$152,534

For the years ended December 31, 2005 and 2004, no single customer represented more than 10% of total revenue.

For the year ended December 31, 2003, the Corporation earned revenue from one customer of $18,693, representing slightly more than 10% of total revenue for the year.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

20.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2005, 2004 and 2003, the principal differences that result in material measurement changes (required disclosures under U.S. GAAP have not been considered) in the consolidated financial statements of the Corporation are:

(a)	Accounting for product development costs

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.

(b)	Accounting for deferred maintenance costs

Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which were capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP. The Corporation changed its method of accounting for these costs in 2003, eliminating this item as an accounting difference for the year ended December 31, 2003 forward.

(c)	Valuation of options and warrants

Prior to January 1, 2002, the requirement to account for equity instruments issued for purposes other than compensation of employees at the fair value of the instrument on its grant date was applicable only under U.S. GAAP. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. Under U.S. GAAP, these options and warrants had a fair value at their grant date of approximately $3.7 million, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 20a).

(d)	Reduction of capital

In November 1993, the Corporation reduced its share capital by $13.8 million to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.

(e)	Future taxes

Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.

(f)	Repricing stock options

U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

(g)	Investment in marketable securities

Under U.S. GAAP, marketable securities held as portfolio investments for Canadian GAAP are carried on the balance sheet at market value as at the balance sheet date. U.S. GAAP requires that temporary differences between the market and carrying values of investments at reporting dates be reflected through a statement of other comprehensive income.

(h)	Investment in share purchase warrants

Tesco’s investment in share purchase warrants (Note 9) is remeasured at estimated fair value at the balance sheet date. Under Canadian GAAP, this remeasurement is recorded in income; under U.S. GAAP, this remeasurement is reported as other comprehensive income.

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings

	2005	2004	2003
Net earnings (loss)—Canadian GAAP	$10,186	$(7,569)	$(24,378)
Adjusted for:
Product development costs	945	1,097	1,097
Change in fair market value of Turnkey share purchase warrants	(1,306)	—	—
Deferred maintenance costs	—	—	2,105

	(361)	1,097	3,202
Tax effect	121	(351)	(1,025)

	(240)	746	2,177

Net earnings (loss)—U.S. GAAP	$9,946	$(6,823)	$(22,201)

Net earnings (loss)—per common share (basic)
Canadian GAAP	$0.29	$(0.22)	$(0.71)

U.S. GAAP	$0.28	$(0.20)	$(0.64)

Net earnings (loss)—per common share (diluted)
Canadian GAAP	$0.29	$(0.22)	$(0.71)

U.S. GAAP	$0.28	$(0.20)	$(0.64)

Other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Recovery (decline) in fair value of investment	810	540	(1,350)
Increase (decrease) in fair value of warrants	1,306	—	—
Tax effect thereon	(577)	134	—

U.S. GAAP	$1,539	$674	$(1,350)

	2005	2004	2003
Retained earnings, beginning of year
Canadian GAAP	$57,001	$64,570	$88,948
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(21,888)	(22,634)	(24,811)

	35,113	41,936	64,137
Net earnings (loss) for the periods, U.S. GAAP	9,946	(6,823)	(22,201)

Retained earnings, end of period, U.S. GAAP	$45,059	$35,113	$41,936

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

Consolidated Balance Sheets

	2005	2004	2003
Intangible and other assets
Canadian GAAP	$18,029	$12,127	$15,191
Adjusted for:
Product development costs	(6,313)	(7,258)	(8,355)

U.S. GAAP	$11,716	$4,869	$6,836

Investment
Canadian GAAP	$2,486	$7,830	$7,830
Adjusted for:
Market value adjustment charged to other comprehensive income	—	(810)	(1,350)

U.S. GAAP	$2,486	$7,020	$6,480

Future Income Taxes
Canadian GAAP	$11,764	$9,436	$4,433
Adjusted for:
Tax effect of Canadian/U.S. GAAP differences	3,777	4,233	4,450

U.S. GAAP	$15,541	$13,669	$8,883

Share capital
Canadian GAAP	$165,516	$157,237	$155,237
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$179,358	$171,079	$169,079

Contributed surplus
Canadian GAAP	$8,304	$4,741	$1,711
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,660
Compensation expense for repriced options	315	315	315

U.S. GAAP	$12,279	$8,716	$5,686

Cumulative other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Recovery (decline) in fair value of investment	—	(810)	(1,350)
Increase (decrease) in fair value of warrants	1,306	—	—
Tax effect thereon	(443)	134	—

U.S. GAAP	$863	$(676)	$(1,350)

In addition to these measurement differences, of the amounts included in restructuring charges and other exceptional items (Note 16) for the year ended December 31, 2005, U.S. GAAP would require the Corporation to

TESCO CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004, and 2003

(Thousands of Canadian Dollars)

record an increase in cost of sales of $7.8 million (2004 - nil, 2003 - $14.3 million increase), an increase of $10.5 million in income from operations (2004 - $4.9 million decrease; 2003 - $10.9 million decrease) and an increase in non-operating income of $2.2 million (2004 - nil; 2003 - $2.9 million decrease).

Also, the subtotal on the Consolidated Statement of Income and Retained Earnings entitled “Operating Income” would not be permitted under U.S. GAAP.

21.    RECENT ACCOUNTING PRONOUNCEMENTS

In January 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants released new accounting rules for derivatives and other financial instruments. These rules, which will not be effective until the Corporation’s 2006 fiscal year, will substantially harmonize Canadian accounting for derivatives and other financial instruments with US accounting standards. Management is unable at this time to estimate the effect of these changes on the Corporation’s future financial statements.